

03054971

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52824 |



FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Path Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Knight Street, Suite 303
(No. and Street)

| Norwalk, | CT | 06851 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Hellrigel (203) 831-9815
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

| 13116 South Western Avenue, | Blue Island, | Illinois | 60406 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Robert Hellrigel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Path Securities, LLC, as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

GEORGE ARGUELLES
*NOTARY PUBLIC*
MY COMMISSION EXPIRES FEB. 28, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Ch[illegible] Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL PATH SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2003

***DUNLEAVY & COMPANY, P.C.***
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

# INDEPENDENT AUDITORS' REPORT

Member of
Capital Path Securities, LLC

We have audited the accompanying statement of financial condition of Capital Path Securities, LLC as of September 30, 2003 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital Path Securities, LLC as of September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
November 14, 2003

# CAPITAL PATH SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

## SEPTEMBER 30, 2003

### ASSETS

| | |
|---|---|
| Cash | $ 14,097 |

### LIABILITIES AND MEMBER'S CAPITAL

| | |
|---|---|
| LIABILITIES | |
| Accounts payable | $ 4,000 |
| MEMBER'S CAPITAL | $ 10,097 |
| TOTAL LIABILITIES & MEMBER'S CAPITAL | $ 14,097 |

The accompanying notes are an integral part of this financial statement.

CAPITAL PATH SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2003

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Connecticut on August 8, 2000 and is a wholly owned subsidiary of Capital Path, Inc. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity will be the sale of securities. The Company is currently inactive. Effective March 10, 2003, the Company formerly changed its name from SFS Capital, LLC to Capital Path Securities, LLC.

Securities Transactions - Commission revenue and related expense arising from securities transactions will be recorded on a trade date basis, which is the same business day as the transaction date.

Securities Owned - Securities positions are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 800%. At September 30, 2003 the Company's net capital and required net capital were $10,097 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 40%.

## NOTE 3 - OPERATING AGREEMENT

The Company's operating agreement provides that: 1) the Company's duration will be perpetual; 2) profits and losses will be allocated to members based upon each member's percentage of ownership interest in the Company; 3) withdrawals and other distributions to members are prohibited without the written consent of all members; 4) any distributions of cash or other property will be made based upon each member's percentage of ownership interest in the Company; and 5) unless all remaining members of the Company promptly vote to continue its legal existence, the Company will terminate upon the death, legal or physical incapacity, or termination of any member.

The operating agreement also prohibits the transfer or encumbrance of all or a portion of any membership interest without approval of all the Company's members.

## NOTE 4 - RELATED PARTIES

As previously mentioned, the Company is a wholly owned subsidiary of Capital Path, Inc. (the Parent). Since the Company's inception, the Parent has provided office space and administrative assistance to the Company without charge. In addition, pursuant to an agreement dated September 30, 2000, the Parent has also paid, without charging the Company, virtually all overhead and operating expenses of the Company since its inception.

Through common ownership and management the Company is also affiliated with Tall Oak Development Corporation.